SANTA MARIA ENERGY CORPORATION

2811 Airpark Drive

Santa Maria, California 93455

May 20, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-4
Santa Maria Energy Corporation (Registration No. 333-192902)

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Santa Maria Energy Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-4 (Registration No. 333-192902) filed with the Commission on December 17, 2013, as amended on January 27, 2014, February 25, 2014, March 12, 2014, and March 28, 2014, together with all exhibits thereto, (collectively, the “Registration Statement”).

No securities were sold or will be sold under the Registration Statement. The Company anticipated issuing shares registered pursuant to the Registration Statement in a merger transaction. The merger agreement pursuant to which such merger transaction would have taken place was terminated on May 2, 2014. The Company is withdrawing the Registration Statement because the merger transaction will no longer take place and there is no need to register shares therefor.

If you have any questions regarding this request, please contact me at (805) 938-3320.

Sincerely, Santa Maria Energy Corporation

By:	/s/ David Pratt
Name:	David Pratt
Title:	Chief Executive Officer